Exhibit 99.1

Sprott Private Resource Streaming and Royalty Annex Fund Completes Final Closing

TORONTO, Sep. 6, 2023 (GLOBE NEWSWIRE) -- Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX:SII) today announced that the Sprott Private Resource Streaming and Royalty Annex Fund (the “Annex Fund”) has completed its final closing, raising a total of U.S.$310 million. With the close of the Annex Fund, total assets under management of Sprott Resource Streaming and Royalty Corp. (“Sprott Streaming”) stands at U.S.$1.1 billion within the Company’s private strategies segment.

“We are pleased with the successful closing of the Annex Fund,” said Michael Harrison, Managing Partner of Sprott Streaming. “The global market for metals is growing and we are well positioned to provide financing to miners to acquire and bring projects into production to meet increased metal demand. Through our investments, we have partnered with nineteen developers and producers, and have developed a strong pipeline of opportunities, while growing cash distributions paid to investors.”

“We appreciate the support from the limited partners that have invested in the Annex Fund and those existing investors that increased their investment commitment to the streaming and royalty strategy. We seek to provide our investors with diversified long duration exposure to commodity prices and production levels across precious and base metals with a focus on materials required for batteries and the energy transition,” said Caroline Donally, Managing Partner of Sprott Streaming. “Limited partners in the Annex Fund include large public pension plans, foundations, endowments and family offices.”

About Sprott

Sprott is a global leader in precious metal and energy transition investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York and Connecticut and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

About Sprott Streaming

Sprott Streaming provides flexible, creative structured financing solutions to mining companies. In return for an up-front payment, royalties and streams share in a project’s long term revenues and metal production respectively in a way that aligns financing with the production schedule. Sprott Streaming evaluates investment opportunities globally across a diversified set of commodities, including precious, base and energy transition metals.

Investor contact information:

Glen Williams

Managing Partner

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com